NO ACT PE 12/30/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025490

Received SEC
JAN 05 2012
Washington, DC 20549

January 5, 2012

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-12

Re: Duke Energy Corporation
Incoming letter dated December 30, 2011

Dear Mr. Maltz:

This is in response to your letter dated December 30, 2011 concerning the shareholder proposal submitted to Duke Energy by the Sheet Metal Workers' National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

January 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 30, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Duke Energy's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Duke Energy's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Duke Energy relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Wright, Nancy M [Nancy.Wright@duke-energy.com]
Sent: Friday, December 30, 2011 1:22 PM
To: shareholderproposals
Subject: FW: Duke Energy Corporation No-Action Letter
Attachments: DOC.PDF

Attached please find a letter from Duke Energy Corporation requesting confirmation from the Staff that it will not recommend any enforcement action if Duke Energy omits the shareholder proposal of the Sheet Metal Workers' National Pension Fund from its proxy solicitation materials for its 2012 Annual Meeting of Shareholders. A copy of this letter and its attachments are also being sent on this date to the shareholder proponent.

Please contact us if you have any questions.

Nancy M. Wright
Associate General Counsel
Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202
phone: (704) 382-9151
fax: (980) 373-5265
email: nancy.wright@duke-energy.com

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 30, 2011

<u>VIA E-MAIL</u>
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of the Sheet Metal Workers' National Pension Fund

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a proposal (the "Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent"). A copy of this proposal is attached as <u>Exhibit A</u>.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Exchange Act Rule 14a-8(j). A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with that Rule, informing the Proponent of the Company's intention to omit the Proposal from the 2012 Proxy Materials. This letter is being submitted not less than 80 days before the filing of the Company's 2012 Proxy Materials which the Company intends to file on or around March 22, 2012.

The Proposal requests that the "Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years."

The Company believes that the Proposal may be properly omitted from the Proxy Materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(9). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Company. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). Further, the Proposal may be excluded pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with one of the Company's proposals to be submitted to shareholders at the 2012 Annual Meeting.

DISCUSSION

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

Under Commission and Staff precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See 1998 Release*. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

The selection and engagement of an independent auditor is a matter relating to the ordinary business of a company. The authority to appoint, retain, compensate, evaluate, oversee and, where appropriate, replace, independent auditors is vested in the Audit Committee of the Company's Board of Directors consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act and New York Stock Exchange Listing Standards (the "NYSE Listing Standards"). Section 10A(m)(2) of the Exchange Act (*Standards Relating to Audit Committees — Responsibilities Relating to Registered Public Accounting Firms*) provides that "[t]he audit committee of each issuer . . . ***shall be directly responsible for the appointment***, compensation, and oversight of the work of any registered public accounting firm employed by that issuer . . . for the purpose of preparing or issuing an audit report or related work . . . ." (emphasis added). Subsection (b)(2) of Exchange Act Rule 10A-3 contains substantially identical provisions (i.e., that the audit committee "***must be directly responsible for the appointment***" of any registered public accounting firm (emphasis added)). The Company is listed on the New York Stock Exchange and is therefore required to comply with the NYSE Listing Standards. Under Section 303A.06 of the NYSE Listing Standards, listed companies "must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act." In addition, under Section

303A.07 of the NYSE Listing Standards, the audit committee must have a written charter that addresses the duties and responsibilities of the audit committee that "at a minimum, must include those set out in Rule 10A-3(b)(2)" of the Exchange Act. As required, these duties and responsibilities are reflected in the Company's Audit Committee charter.

The decision of whether to appoint, retain, terminate or replace an incumbent independent auditor is a complex one and requires the evaluation of numerous factors, including, among others: the independence of the audit firm; the performance of the audit firm; the continued reputation and integrity of the audit firm; the industry expertise of the audit firm; the relationship of the audit firm to industry competitors; the quality of the audit partner and senior manager staffing proposed by the audit firm; the costs and the benefits of changing audit firms; and the availability of a suitable alternative audit firm. The Audit Committee is in the best position to assess these factors given its expertise and regular interaction with the independent auditor. The Audit Committee is able to observe the independent auditor's performance and receive input from management on the auditor's performance. The Audit Committee also receives reports from the independent auditor on its quality control procedures, any material issues arising from recent peer reviews or inquiries by government or professional authorities and all relationships between the audit firm and the Company. Evaluation of these factors requires the Audit Committee to use its expertise and business judgment in determining whether to retain the independent auditor.

The Proposal would prevent the Audit Committee from fulfilling its duties with respect to auditor engagement as it would require auditor rotation no later than every seven years regardless of whether the Audit Committee believed a change to be in the best interests of the Company and its shareholders. Given the many considerations involved in changing independent auditors as detailed above, auditor retention is a complex matter in which "shareholders, as a group, would not be in a position to make an informed judgment." *1998 Release*.

The Staff has recently and historically viewed proposals addressing the method and selection of independent auditors as matters relating to a company's ordinary business, including proposals substantially similar to the Proposal.

Proposals submitted to Deere & Company, Hewlett-Packard Company and The Walt Disney Company have each been found excludable under Rule 14a-8(i)(7) as relating to ordinary business operations. In each of the foregoing instances, the Proponent submitted substantially similar proposals to the Proposal for inclusion in such company's 2012 proxy statement. The Staff found these proposals excludable because they relate to "limiting the term of engagement of [the company's] independent auditors." *The Walt Disney Company* (November 23, 2011) ("*Walt Disney*"); *Deere & Company* (November 18, 2011) ("*Deere*"); and *Hewlett-Packard Company* (November 18, 2011) ("*HP*"). The Staff stated that "[p]roposals concerning the selection of independent auditors, or more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *Id.* Because the Proposal concerns the selection of an independent auditor and its engagement, and is identical to those proposals found excludable in *Walt Disney, Deere* and *HP*, it is excludable under rule 14a-8(i)(7).

Similarly, in *JPMorgan Chase & Co.* (March 5, 2010) ("*JPMorgan*"), a proposal recommended that the board of directors adopt "a policy calling for the replacement of its independent auditors periodically and that the term of engagement not exceed five years." The Staff found the proposal in *JPMorgan* excludable under rule 14a-8(i)(7), as relating to the company's ordinary business operations. Specifically, the Staff stated, "we note that the proposal relates to limiting the term of engagement of JPMorgan Chase's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *Id. See also, Masco Corporation* (January 13, 2010) ("*Masco 2010*") (excluding a proposal under Rule 14a-8(i)(7) requiring the company to "limit the term of engagement of its independent auditors to a maximum of five years");*Masco Corporation* (November 14, 2008) (proposal requesting board of directors to adopt resolution limiting term of engagement of its independent auditors to a maximum of five years was excludable); *El Paso Corporation* (February 23, 2005) ("*El Paso*") (proposal urging the audit committee to adopt a policy that the company hire a new independent auditor at least every ten years was excludable); *Kimberly-Clark Corporation* (December 21, 2004) (proposal requesting the board to amend the company's governing instruments to provide that company will rotate its independent auditor every five years was excludable); *Kohl's Corporation* (January 27, 2004) (proposal requesting the board to adopt a policy that the company will select a new independent auditor at least every ten years and submit the selection for shareholder ratification was excludable); *Allstate Corp.* (February 5, 2003) (proposal requesting that the board amend the company's governing instruments to provide that it will hire a new independent auditor every four years was excludable); *Bank of America Corporation* (January 2, 2003) (proposal requesting that the board amend the company's governing instruments to provide that it will hire a new independent auditor every four years was excludable); *WGL Holdings, Inc.* (December 6, 2002) (proposal requesting that the board establish a policy of changing independent auditors at least every five years was excludable); *Transamerica Corporation* (March 8, 1996) (proposal requesting that the board amend the company's governing instruments to require the company to change its independent auditors every four years was excludable); and *Mobil Corporation* (January 3, 1986) (proposal requiring the rotation of independent auditors at least every five years was excludable).

Other than the permissible engagement period (seven years versus four, five or ten years), the Proposal is substantially similar to the proposals referenced above and similarly relates to limiting the term of engagement of the Company's independent auditors. Because the Proposal concerns the selection of independent auditors and, more generally, management of the independent auditor's engagement, it is excludable under rule 14a-8(i)(7).

Implicit in the Staff's concurrence that the forgoing proposals could be excluded under Rule 14a-8(i)(7) was a finding that these proposals lack any significant social policy that would override their clear ordinary business nature. This has been the case even where proponents have tried to create such a social policy concern surrounding the method of electing independent auditors. *See e.g., El Paso Corporation* (February 23, 2005).

As illustrated above, the Staff has historically and consistently found that proposals relating to the method of selecting independent auditors, and more specifically, limitations on the length on any independent auditor engagement, concern the selection of independent auditors and, more generally, management of the independent auditor's engagement and are matters relating to ordinary business that can be excluded under Rule 14a-8(i)(7). The Proposal relates to limiting the term of engagement of the Company's independent auditors and concerns the selection of independent auditors and, more generally, management of the independent auditor's engagement. For the reasons stated above and overwhelming direct precedent, the Company believes that the Proposal may be omitted from its Proxy Materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Company's ordinary business operations.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with one of the Company's proposals to be submitted to shareholders at the 2012 Annual Meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that conflicts with a company's proposal to be submitted to its shareholders at the same meeting. The Staff has indicated that proposals are properly excludable under Rule 14a-8(i)(9) where presentation of the Rule 14a-8 proposal and the company's proposal at the same meeting would be confusing to shareholders and where approval of both proposals would lead to unclear results. *See The Home Depot, Inc.* (March 29, 2011) ("*Home Depot*"). Further, the Staff has stated that a proposal may be excluded under Rule 14a-8(i)(9) where the inclusion of both the Rule 14a-8 proposal and the company's proposal would present alternative and conflicting decisions for the company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if the Rule 14a-8 proposal and the company's proposals were approved. *See Equinix Inc.* (March 17, 2011) ("*Equinix*"). In addition, the Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018, note 27* (May 21, 1998). Further, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). *See SBC Communications* (February 2, 1996).

Prior to the 2012 Annual Meeting, the Companyexpects that the Audit Committee will select Deloitte & Touche LLP ("D&T") as the Company's registered independent public accounting firm to audit the financial statements of the Company and its subsidiaries for the year ended December 31, 2012. As has historically been the case, and as a matter of good corporate governance, the Audit Committee expects to submit its selection of D&T to the Company's shareholders for ratification. In connection with that submission for shareholder vote, the Company's Board of Directors expects to recommend to its shareholders a vote for the ratification of such appointment in the Proxy Materials for the 2012 Annual Meeting. Because the Proposal would require the rotation of the Company's independent auditors at least every seven years, and D&T has served the Company for more than seven years, the Company believes that the Proposal is in direct conflict with its proposal to reappoint D&T at the 2012 Annual Meeting. Thus, if included in the Proxy Materials for 2012 Annual Meeting, an affirmative vote on both the Company's ratification proposal and the Proposal would lead to an inconsistent mandate from shareholders—one vote ratifying the Audit Committee's recommendation to retain D&T, and a second simultaneous vote to adopt a rotation policy that would immediately disqualify D&T from being retained as the Company's independent audit firm.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, confusing, unclear, ambiguous or inconclusive mandate from the company's shareholders. *See Home Depot* and *Equinix*. The inconsistency created by the Proposal and the Company's planned proposal to ratify D&T as its independent auditor is exactly the situation intended to be addressed by Rule 14a-8(i)(9). In *B.F. Saul Real Estate Investment Trust* (November 24, 1981) ("*B.F. Saul*"), the trust sought to exclude a shareholder proposal for the company to select a new independent auditor. In the same proxy materials, the trust planned to submit a proposal to its shareholders for the ratification of the current audit firm as the trust's independent auditors. Concurring that the proposal could be excluded, the Staff stated:

> . . . you point out that the management will be submitting to the shareholders for their ratification the selection of [the current audit firm] as the Trust's auditors. To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting, it would appear that the proposal would be in contradiction to the proposal to be submitted by the management, and a favorable vote on both proposals would result in an inconsistent and inconclusive mandate from the shareholders.

Similar to the conflict in *B.F. Saul*, because D&T has served as the Company's independent registered public accounting firm for more than seven years, the Proposal, if passed and implemented, would seek to immediately disqualify D&T to continue serving in that capacity. This result would directly contradict the Company's proposal, if passed, to ratify the retention of D&T as its independent registered public accounting firm.

Based on the discussion above and the relevant precedent, the Company believes that the Proposal is directly contrary to its anticipated proposal to ratify the appointment of D&T as its registered independent public accounting firm for the fiscal year ended December 31, 2012, and is therefore excludable under Rule 14a-8(i)(9).

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2012 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
Kenneth Colombo
Craig Rosenberg

EXHIBIT A

See attached.

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via fax 704-382-7705 and via UPS]

November 15, 2011

Marc E. Manley
Chief Legal Officer and Corporate Secretary
Duke Energy Corporation, DEC18F
550 S. Tryon Street
Charlotte, NC 28202

Re: Audit Firm Rotation Proposal

Mr. Manly:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses the issue of our companies audit firm rotation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 33,920 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-,term auditor-client relationships are prevalent: for the largest 100 companies, auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Duke Energy Corporation has paid its audit firm, Deloitte & Touche LLP a total of $140,700,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.